Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements Nos. 333-224309, 333-226951, 333-252580 and 333-257457 on Form S-3 and Registration Statements Nos. 333-248475 and 333-229370 on Form S-8 of NextPlay Technologies, Inc., of our report dated June 17, 2022, relating to the consolidated financial statements of NextPlay Technologies, Inc. and subsidiaries that appear in the Annual Report on Form 10-K of NextPlay Technologies, Inc. for the year ended February 28, 2022 and for the period March 6, 2020 (inception) to February 28, 2021. Our report dated June 17, 2022 contains an explanatory paragraph that states that the consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ TPS Thayer, LLC

Sugarland, Texas

Date: June 17, 2022